

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

November 5, 2009

Rebecca C. Polak
Executive Vice President and General Counsel
KAR Holdings, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re:** **KAR Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2009**
> **File No. 333-161907**

Dear Ms. Polak:

We have reviewed your response letter and amendment to your Form S-1 filed October 20, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Summary, page 1

Our Company, page 1

1. We note your response to comment four of our letter dated October 14, 2009. The support you provide for the statement that you "are a leading provider of vehicle auction services in North America" seems to indicate that this statement is based upon number of car auction sites. Please revise your disclosure to include this measurement. Also, please provide the underlying support for the statistics you cite at Tab 5 of the materials you provided, such as the data provided by the Bureau of Transportation Statistics and CCC Information Services.

Unaudited Pro Forma Consolidated Statements of Operations, page 36

2. We note your response to comment 11 of our letter dated October 14, 2009. Please explain the recurring nature of adjustment (a). Adjustments can be

reflected in the pro forma income statement for effects of a continuing nature only. Material nonrecurring charges or credits and related tax effects that are a direct result of the transaction and that will be included in income of the registrant within 12 months following the transaction should not be included in the pro forma income statement. These nonrecurring charges or credits should be separately disclosed, and the pro forma income statement should indicate that nonrecurring items have not been included. Reference is made to Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition….., page 42

Industry Outlook and Trends, page 42

3. We note your response to comment 16 of our October 14, 2009 letter and your related revisions on page 42. We reissue our comment in part. Please explain why you expect the annual number of used vehicle sales at whole car auctions in North America will be consistent with the range of vehicles sold from 1999 to 2008. You state that the number of whole cars sold at auction is dependent on the consistent population of cars on the road, but you provide no related analysis or information in support of your expectation of consistent sales.

4. We note that in response to comment 17 of our letter, you deleted your discussion of the significant changes in the economy that were affecting all of your business segments. Please advise us how you determined that the impact of these economic trends was not sufficiently material as to be disclosed in your filing. Refer to Item 303(a)(3) of Regulation S-K.

Operating Results Summary for the Years Ended December 31, 2008, 2007 and 2006, page 49

5. You state you had no operations prior to the 2007 Transactions on April 20, 2007 however, in identifying ADESA and IAAI as your predecessors, your financial statements are comprised of predecessor and successor periods. For the purpose of discussing your results of operations, you must discuss the period covered by your historical financial statements and use year to year comparisons, where appropriate, to enhance a reader's understanding. The reason for any discussions on a stand-alone basis should also be explained. Where the pre and post transaction periods for 2007 are separately presented in the historical financial statements, and represent different basis of accounting, it is inappropriate to merely combine information for the predecessor/successor periods. Please revise your disclosure and discussion accordingly. In this regard, please include a discussion of your historical results of operations for each predecessor for the period of January 1, 2007 to April 19, 2007 and the year ended December 31, 2006. In addition, please clarify your historical financial statements include the

predecessor period and the basis for your presentation of ADESA and IAAI as predecessors.

6. We note your response to prior comments 14 and 15 of our letter dated October 14, 2009, regarding you inclusion of combined results of ADESA and IAAI for the year ended December 31, 2006. Combined financial statements generally are appropriate only for entities under common control or common management, and then only for periods in which that condition existed. Please note it is not appropriate to present non-GAAP combined information for the predecessor period and discuss such results irrespective of management's belief that it is the most meaningful comparison of the results. Reference is made to both ARB 51 paragraphs 22 and 23 and FASB ASC 810-10-55-1B. Please revise to include a discussion based on your historical financial statements. Additionally, we note you have identified ADESA and IAAI as predecessors in this amendment and the historical financial statements of KAR Holdings now include those of its predecessors. As such, we would not object to a supplemental pro forma presentation and analysis for the year in which the merger took place compared to a pro forma presentation for the immediately preceding year giving effect to the merger as of January 1, 2006.

Compensation Discussion and Analysis, page 105

Annual Cash Incentive Programs, page 107

Performance Targets for 2008 for the KAR Holdings, Inc. Annual Incentive Program and the Insurance Auctions, Inc. 2008 Incentive Plan, page 108

7. We note your analysis in response to comment 20 of our letter regarding why you believe it is appropriate to exclude the Annual Incentive Program target information pursuant to Instruction 4 to Item 402(b) of Regulation S-K and your indication that the staff previously permitted you to rely upon the exclusion you discuss. Considering no Annual Incentive Program compensation was paid in 2008 because the minimum performance targets were not met, the staff is not inclined to seek additional disclosure from you at this time. However, please confirm your understanding that if, in the future, amounts are paid under your Annual Incentive Program and you intend to rely on Instruction 4 to Item 402(b) to exclude the relative performance targets, you will need to provide the staff with a comprehensive analysis of why disclosure of the performance targets would result in competitive harm, especially considering your targets are tied to adjusted EBITDA, which constitutes data that is disclosed in or derived from your financial statements. The analysis provided in your response does not satisfy the guidance set forth in our Compliance and Disclosure Interpretations, Section 118. Item 402(b) – Executive Compensation; Compensation Discussion and Analysis,

Question 118.04 and would not be sufficient for the staff to make a determination as to the appropriateness of excluding the applicable performance targets.

Long-Term Equity Incentive Programs, page 109

8. We note your revised disclosure on page 109 stating that your compensation committee has decided to accelerate the exercisability of all service options outstanding on the effective date of the initial public offering. Please expand your disclosure to describe how this complies with your stated purpose of service options, which serve as an employee retention tool by rewarding continued service.

9. Please revise your discussion of exit options on page 109 to clarify that the terms of exercisability have changed subject to the consummation of your public offering as you disclose on page 110.

KAR LLC Override Unites, page 111

10. We note your response to comment 24 and your revised disclosure on page 112. We reissue our comment in part. Please expand your discussion to disclose the "rights with respect to profits and losses" that are possessed by holders of Override Units or specifically identify where you have provided this information. In this regard, we note that your disclosure includes distribution rights information with respect to Value Units. Please also clarify how Value Units vest and whether "achievement of certain financial objectives" occurs at the same time Value Units are entitled to "participate in distributions" (i.e. the Investment Multiple is at least 3.5).

Consolidated Financial Statements of KAR Holdings, Inc, page F-1

Note 4 – Stock-Based Compensation Plans, page F-21

11. We note your response to prior comment 29 of our letter dated October 14, 2009. We may have further comment once your offering price is determined.

Note 7 – Goodwill and Other Intangible Assets, page F-29

12. We note your response to prior comment 30 of our letter dated October 14, 2009. You state you have experienced a track record of keeping long-term relationships with your customers. We also note these customer relationships are with franchised and independent vehicle dealers and large institutional customers none of which accounted for more than 4% of your consolidated revenue in 2008. Given the overall economy and in particular the automotive industry with less dealers and franchises, please explain why there has been no apparent change in your estimated useful lives. Please confirm that you revise your estimates on a

timely basis when adverse trends develop and you have adjusted your accounting estimates and assumptions for the current and prior fiscal year as appropriate given actual attrition, if any.

Item 17. Undertakings

13. We note that you have revised this section to remove certain undertakings. Please re-insert the undertakings located at Item 512(a)(6) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules

14. We note your revised disclosure on pages II-2 and II-3 stating that the representations and warranties contained in agreements filed as exhibits have been made "solely" for the benefit of the other parties to the agreement. We further note your statement that these representations and warranties "should not in all instances be treated as categorical statements of fact." Please revise these statements to remove any potential implication that these exhibits do not constitute public disclosure under the federal securities laws.

*   *   *

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or in his absence Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregory A. Fernicola, Esq.
        Via Facsimile: (917) 777-2918

        Peter J. Loughran, Esq.
        Via Facsimile: (212) 909-6836